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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. ________)*


                               HMS HOLDINGS CORP.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          COMMON STOCK, $0.01 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    40425J101
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                DANIEL T. HEANEY
                             CHIEF FINANCIAL OFFICER
                          PUBLIC CONSULTING GROUP, INC.
                          148 STATE STREET, TENTH FLOOR
                           BOSTON, MASSACHUSETTS 02109
                                 (617) 426-2026
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                               SEPTEMBER 13, 2006
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP NO.  40425J101                                         PAGE 2 OF 7 PAGES

--------------------------------------------------------------------------------
1.            Name of Reporting Persons.
              I.R.S. Identification Nos. of above persons  (entities only).

              PUBLIC CONSULTING GROUP, INC.   (04-2942913)
--------------------------------------------------------------------------------
2.            Check the Appropriate Box if a Member of a Group (See
              Instructions)
              (a)
              (b)  |X|
--------------------------------------------------------------------------------
3.            SEC Use Only

--------------------------------------------------------------------------------
4.            SOURCE OF FUNDS (See Instructions)

              OO
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

              [ ]
--------------------------------------------------------------------------------
6.            Citizenship or Place of Organization

              MASSACHUSETTS
--------------------------------------------------------------------------------
Number of     7.        Sole Voting Power
Shares
Beneficially            0
Owned by      ------------------------------------------------------------------
Each          8.        Shared Voting Power
Reporting
Person With             1,749,800
              ------------------------------------------------------------------
              9.        Sole Dispositive Power

                        0
              ------------------------------------------------------------------
              10.       Shared Dispositive Power

                        1,749,800
--------------------------------------------------------------------------------
11.           Aggregate Amount Beneficially Owned by Each Reporting Person

              1,749,800
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

              [ ]
--------------------------------------------------------------------------------
13.           Percent of Class Represented by Amount In Row (11)

              8.2%   (SEE NOTE 1)
--------------------------------------------------------------------------------
14.           Type of Reporting Person (See Instructions)

              CO
--------------------------------------------------------------------------------

NOTE 1: This percentage assumes 21,404,484 shares of common stock outstanding, which represents (i) the 19,654,684 shares of common listed as outstanding in the Company's most recent Quarterly Report on Form 10-Q filed August 9, 2006 and (ii) the 1,749,800 shares of common stock reported hereunder.

SCHEDULE 13D
CUSIP NO.  40425J101                                         PAGE 3 OF 7 PAGES

--------------------------------------------------------------------------------
1.            Name of Reporting Persons.
              I.R.S. Identification Nos. of above persons  (entities only).

              WILLIAM S. MOSAKOWSKI
--------------------------------------------------------------------------------
2.            Check the Appropriate Box if a Member of a Group (See
              Instructions)
              (a)
              (b)  |X|
--------------------------------------------------------------------------------
3.            SEC Use Only

--------------------------------------------------------------------------------
4.            SOURCE OF FUNDS (See Instructions)
              OO
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

              [ ]
--------------------------------------------------------------------------------
6.            Citizenship or Place of Organization
              MASSACHUSETTS
--------------------------------------------------------------------------------
Number of     7.        Sole Voting Power
Shares
Beneficially            0
Owned by      ------------------------------------------------------------------
Each          8.        Shared Voting Power
Reporting
Person With             1,749,800
              ------------------------------------------------------------------
              9.        Sole Dispositive Power

                        0
              ------------------------------------------------------------------
              10.       Shared Dispositive Power

                        1,749,800
--------------------------------------------------------------------------------
11.           Aggregate Amount Beneficially Owned by Each Reporting Person

              1,749,800
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

              [ ]
--------------------------------------------------------------------------------
13.           Percent of Class Represented by Amount In Row (11)

              8.2%   (SEE NOTE 1)
--------------------------------------------------------------------------------
14.           Type of Reporting Person (See Instructions)

              IN
--------------------------------------------------------------------------------

NOTE 1: This percentage assumes 21,404,484 shares of common stock outstanding, which represents (i) the 19,654,684 shares of common listed as outstanding in the Company's most recent Quarterly Report on Form 10-Q filed August 9, 2006 and (ii) the 1,749,800 shares of common stock reported hereunder.

SCHEDULE 13D
CUSIP NO.  40425J101                                         PAGE 4 OF 7 PAGES

ITEM 1.  SECURITY AND ISSUER

   This Statement on Schedule 13D (the "Statement") relates to the Common Stock, par value $0.01 per share, of HMS Holdings Corp., a New York corporation (the "Company"). The address of the Company's principal executive office is 401 Park Avenue South, New York, NY 10016.

ITEM 2.  IDENTITY AND BACKGROUND

   (a) This Statement is being filed jointly by Public Consulting Group, Inc. ("PCG") and William S. Mosakowski, in his capacity as the President, Chief Executive Officer, controlling stockholder and member of the Board of Directors of PCG. PCG is a corporation organized under the laws of the Commonwealth of Massachusetts. Mr. Mosakowski and PCG are each referred to herein individually as a "Reporting Person" and collectively as the "Reporting Persons."

   The executive officers of PCG are Mr. Mosakowski (President and Chief Executive Officer) and Daniel T. Heaney (Chief Financial Officer). The Board of Directors of PCG consists of Mr. Mosakowski, Stephen Skinner, T. McLean Brown, Marc H. Fenton, and Benjamin Bobo.

   (b) The business address of the Reporting Persons and the other individuals listed in Item 2(a) above (collectively, the "Item 2 Persons") is 148 State Street, Tenth Floor, Boston, Massachusetts 02109.

   (c) PCG is a management consulting firm offering public policy development, service delivery and design, rate setting, cost accounting, revenue maximization, financial management, operations improvement, planning, strategy implementation and other management advisory services to government and private health and human service providers. As described in Item 2(a), Mr. Mosakowski is the President and Chief Executive Officer of PCG.

   (d) During the last five years, none of the Item 2 Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

   (e) During the last five years, none of the Item 2 Persons have been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

   (f) Messrs. Mosakowski, Heaney, Skinner, Brown, Fenton, and Bobo are citizens of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

   The  securities  acquired  by the  Reporting  Persons  and  reported  in this
Schedule 13D (the "Shares") were acquired on September 13, 2006 under the terms of an Asset Purchase Agreement, dated as of June 22, 2006, as amended by Amendment No. 1 thereto, dated as of September 13, 2006, by and among the

SCHEDULE 13D
CUSIP NO.  40425J101                                         PAGE 5 OF 7 PAGES


Company, its wholly-owned subsidiary, Health Management Systems, Inc. ("HMS") and PCG (the "Asset Purchase Agreement"). Under the Asset Purchase Agreement, the Shares were issued to PCG as consideration for the sale by PCG to HMS of the assets used exclusively or primarily in PCG's Benefits Solutions Practice Area (the "BSPA Assets"). Consideration for the purchase of the BSPA Assets was $80 million in cash, 1,749,800 shares of the Company's common stock, par value $0.01 per share (the "Shares"), and a contingent cash payment of up to $15 million if certain revenue targets are met for the twelve months ending June 30, 2007.

ITEM 4.  PURPOSE OF TRANSACTION

   The Shares were acquired for investment purposes. Except as otherwise set forth below, the Reporting Persons do not presently have any plans or proposals which would relate to or result in any of the matters set forth in subparagraphs
(a)-(j) of Item 4 of Schedule 13D.

   The Shares received by PCG are unregistered shares of Common Stock. In connection with a Registration Rights Agreement, dated as of September 13, 2006, by and between the Company and PCG, the Company has agreed to include the Shares in a shelf registration statement to be filed by the Company within sixty (60) days of September 13, 2006. Subject to certain volume limitations set forth in the Registration Rights Agreement, upon such registration, PCG may elect to sell all or a portion of the Shares in the open market, depending upon market conditions at that time.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

   (a) As of the date of this Statement, PCG owns 1,749,800 shares of the Company's common stock, par value $0.01 per share, which represents approximately 8.2% of the Company's outstanding shares of common stock. This percentage assumes 21,404,484 shares of common stock outstanding, which represents (i) the 19,654,684 shares of common listed as outstanding in the Company's most recent Quarterly Report on Form 10-Q filed August 9, 2006 and
(ii) the 1,749,800 shares of common stock reported hereunder.

   Messrs. Mosakowski, Heaney, Skinner, Brown, and Fenton do not own of record any shares of the Company's common stock ("Common Stock"). As described more fully in Item 5(c) below, Mr. Bobo owns of record 20,000 shares of the Company's Common Stock, which shares are not included in the Shares reported in Items 7 and 10 above. Messrs. Mosakowski and Heaney, as officers of PCG, Messrs. Mosakowski, Skinner, and Brown, as significant shareholders of PCG, and Messrs. Mosakowski, Skinner, Brown, Fenton, and Bobo, as members of PCG's Board of Directors, may be deemed to beneficially own shares of Common Stock beneficially owned by PCG. Except to the extent of his interest as an officer, stockholder, or member of the Board of Directors, each of Messrs. Mosakowski, Heaney, Skinner, Brown, Fenton, and Bobo expressly disclaims such beneficial ownership, and the filing of this statement shall not be construed as an admission that such person is the beneficial owner of the Shares owned by PCG and covered by this Statement. PCG and each of Messrs. Mosakowski, Heaney, Skinner, Brown, and Fenton expressly disclaims beneficial ownership of the shares of Common Stock

SCHEDULE 13D
CUSIP NO.  40425J101                                         PAGE 6 OF 7 PAGES


owned of record by Mr. Bobo, and the filing of this statement shall not be construed as an admission that such person is the beneficial owner of such shares.

   (b) PCG has the sole power to vote or direct the vote, and to dispose or direct the disposition of the Shares. By virtue of the facts described in Item 5(a) above, Messrs. Mosakowski, Heaney, Skinner, Brown, Fenton, and Bobo may be deemed to share in the indirect power to vote and direct the disposition of the Shares. Mr. Bobo has the sole power to vote or direct the vote, and to dispose or direct the disposition of 20,000 shares of the Company's Common Stock.

   (c) On September 13, 2006, Mr. Bobo purchased 5,000 shares of the Company's Common Stock at a price per share of $13.9958 and an additional 5,000 shares of the Company's Common Stock at a price per share of $14.0068. On September 14, 2006 Mr. Bobo purchased 5,000 shares of the Company's Common Stock at a price per share of $13.5561. On September 15, 2006 Mr. Bobo purchased 5,000 shares of the Company's Common Stock at a price per share of $13.47. All of the foregoing transactions were effected on the open market.

   (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of Shares reported on this Statement.

   (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

   Except as discussed in Items 3 and 4 herein, there are no contracts, arrangement, understandings or relationships (legal or otherwise) between or among the Item 2 Persons or between the Item 2 Persons and any other person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

   The following documents are hereby incorporated by reference as exhibits to this Statement:

      (1) Asset Purchase Agreement, dated as of June 22, 2006, by and among HMS Holdings Corp., Health Management Systems, Inc., and Public Consulting Group, Inc., filed as Exhibit 99.1 to the Company's Current Report on Form 8-K, filed June 26, 2006 (File No. 000-50194); and

      (2) Amendment No.1 to Asset Purchase Agreement, dated as of September 13, 2006, by and among HMS Holdings Corp., Health Management Systems, Inc. and Public Consulting Group, Inc. , filed as Exhibit
            99.1 to the Company's Current Report on Form 8-K, filed September 14, 2006 (File No. 000-50194).

SCHEDULE 13D
CUSIP NO.  40425J101                                         PAGE 7 OF 7 PAGES


                                    SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 22, 2006

                                    PUBLIC CONSULTING GROUP, INC.


                                    By: /s/ William S. Mosakowski
                                       ------------------------------
                                       William S. Mosakowski
                                       President and Chief Executive Officer


                                       /s/ William S. Mosakowski
                                       ------------------------------
                                       William S. Mosakowski